LAW OFFICES Silver, Freedman & Taff, L.L.P. A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM
WRITER'S DIRECT DIAL NUMBER (202) 295-4536

May 5, 2005

VIA HAND DELIVERY	VIA FEDERAL EXPRESS

Applications Filing Room Office of Thrift Supervision 1700 G Street, NW Washington, DC	Applications Filing Room Southeast Regional Office Office of Thrift Supervision 1475 Peachtree Street, N.E. Atlanta, Georgia 30309

Re:	Heritage Financial Group, Albany, Georgia (H-3793)
Amendment No. 1 to the Application for Approval of a Minority
Stock Issuance by a Stock Holding Company Subsidiary of a Mutual
Holding Company on Form MHC-2

Ladies and Gentlemen:

          On behalf of Heritage Financial Group ("Applicant"), please find the above-referenced amendment enclosed as follows:

    For the Applications Filing Room in Washington, DC: One original and three copies of the MHC-2 in one volume;

    For the Regional Office in Atlanta: Three copies of the MHC-2 in one volume; and

    One separate copy of the MHC-2 in one volume each to Lane Langford, Frances Augello, Valerina Oliver-Dumont, Roger Smith and Patricia Goings directly.

This amendment responds to the April 25, 2005 comment letter from Donald W. Dwyer, the oral comments received from Roger Smith on April 26, 2005 and the April 22, 2005 comment letter from the Securities and Exchange Commission (a copy of which is provided with this letter). The complete Registration Statement on Form SB-2 (with exhibits), as amended and filed this same date with the Securities and Exchange Commission is included in Exhibit 7 of this amendment. As of the date of this filing, we still have not received comments on the appraisal. A copy of the public notice and publisher's affidavit for this filing is included in Exhibit 9. Page references are to the unmarked prospectus and be a page or two different from the marked copy included herein.

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Applications Filing Room
May 5, 2005

  Please file the final state tax opinion and consent.

  Response: The opinion has been provided as Exhibit 8.2 in Exhibit 7.

  Please provide marketing materials, and a legal opinion as required by 12 C.F.R. § 563b.150(a)(3)(iii).

  Response: The marketing materials were included in Exhibit 99.3 of Exhibit 7 in the original filing. Our legal opinion regarding these materials is included in Exhibit 3 of this amendment.

  The disclosure in the penultimate paragraph on page 4 of the prospectus stating that the Association converted from a "federal mutual savings bank" should be revised to reflect a federal stock savings bank.

  Response: This change has made at page 5.

  We note that there is not a priority for other members on pages 10, 35-35 and 38 of the prospectus. (But, see the first bullet on page 23.) Please supplementally discuss the reason(s). Please also advise whether borrowers of the Association, prior to the mutual holding company reorganization in February 2002, had any rights or priorities, and indicate whether after the reorganization they retained such rights. The stock issuance plan and the subscription order form may need to be amended to address the "other member" category.

  Response: The stock issuance plan has been amended to provide for an Other Member category for depositors on April 30, 2005 who are not already included in the higher priority categories. See Item 2 of the MHC-2. The prospectus has been amended throughout (see pages 11, 41,43 and 44) to reflect this category as well.

  There were never borrower members. When the Association converted from a credit union, only depositors were designated as members of the federal mutual savings bank. In the MHC reorganization, those depositor members became the members of the mutual holding company.

  More fully discuss the termination of the community and public offering under "Termination of Offering" on page 10 of the prospectus.

  Response: The disclosure on page 11 has been revised in response to this comment.

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Applications Filing Room
May 5, 2005

  The Summary section of the prospectus should include a section entitled "Purchase Limitations" similar to the discussion contained on pages 40-43 of the prospectus. Also, discuss whether you may consider increasing (or decreasing) the maximum purchase limitation as an option.

  Response: A discussion of "Purchase Limitations" has been included on page 11 of the prospectus before "Termination of the Offering" in response to this comment. A sentence is included in that summary section and in the purchase limits discussion on page 47 before the discussion of the 9.99% purchase level regarding potential changes to the maximum limit.

  Please make clear in the first and second paragraphs on page 21 of the prospectus that in the first year after the completion of the offering, you cannot repurchase shares.

  Response: The disclosure on page 26 has been revised in response to this comment.

  There should be a discussion on corporate governance policies and procedures that will be adopted by management under an appropriate section in the prospectus.

  Response: Disclosure regarding corporate governance policies and procedures has been included in the Management section of the prospectus under "Corporate Governance Policies and Procedures" on page 96 in response to this comment.

  The Regulation section in the prospectus should be updated to include a discussion on privacy requirements of Gramm-Leach Bliley Act of 1999, Sarbanes-Oxley Act of 2002 and anti-money laundering compliance requirements under USA Patriot Act.

  Response: Disclosure regarding the Gramm-Leach Bliley privacy and Patriot Act requirements has been added to the discussion of the regulation of HeritageBank of the South by the FDIC on page 102. Disclosure regarding Sarbanes-Oxley requirements has been added to the discussion of regulation under the federal securities laws on page 106.

  Accounting comments and comments regarding the Association's appraisal will be transmitted under a separate cover letter.

  Response: The accounting comments and responses are noted below. We still have not received comments on the appraisal.

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Applications Filing Room
May 5, 2005

          Roger Smith provided the following accounting comments by phone to the auditing firm of Heritage Financial Group.

General:

  In the "Experts" section, include the 8-K disclosure related to change in accountants and provide the related letter from former accountants.

  Response: The "Expert" section on page 111 of the prospectus has been revised to include revised disclosure in response to this comment, and Exhibit 16 of the amended SEC Registration Statement includes the requested letter from the former accountants.

  On page 74 (beginning of the page) change the term "reserve" to "allowance." Please discuss how the Company came up with the 15% and 50% reserve percentages in that paragraph.

  Response: Page 81 has been revised in response to this comment, and a statement has been added indicating the basis for the percentages.

  On page 74 (third paragraph from the bottom), please state the amount of classified assets in each category that are already included in the table on page 73.

  Response: The requested disclosure has been added at page 81.

  Page 85 - Properties - Please disclose more about the two rental duplexes that are being held for sale and supplementally provide the dollar amounts.

  Response: The rental duplex units were purchased as potential office property; however, because the adjoining units could not be obtained, that use is no longer viable. The units are leased and are expected to be sold within the next two years. Additional disclosure regarding their status has been added at page 90. Please be supplementally advised that the units were purchased for $294,000 and their current book value is $285,000.

  Page 89 - Please disclose who the audit committee expert is in third paragraph from bottom.

  Response: Page 96 has been revised in response to this comment.

  The Company must include a recent developments section in the next filing since the numbers are more than 105 days old.

  Response: A "Recent Developments" section has been included in the prospectus, beginning on page 18.

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Applications Filing Room
May 5, 2005

  The numbers go stale if not effective by May 16, 2005.

  Response: We are aware that the financial information in the prospectus goes stale on May 16, 2005.

  Provide a black line copy showing all changes made to the document.

  Response: A marked copy of all changes is being forwarded to all OTS staff reviewers.

  Provide a copy of the Company's response letter to the SEC comment letter.

  Response: As noted above, the Company's responses to the SEC comment letter are included with this submission.

Financial statements:

  Throughout document, be consistent with the headings used in the table of contents, audit reports and statements related to Heritage Financial Group.

  Response: The financial statements have been revised to be consistent with headings in the prospectus. See the marked copy of the revised financial statements.

  F-4 - Provide more disclosure related to the "corporate credit union membership shares," including what they are, what will happen to them and what exposure to loss they might have.

  Response: HeritageBank was originally a credit union and was a member of a corporate credit union. To be a member of the corporate credit union, it had to hold membership shares. These shares can be redeemed upon termination of membership, but the redemption is made in three annual installments. After it converted to a federal savings bank, it terminated its membership, which began the redemption process. As noted in the "Recent Developments" section, the final redemption payment for these shares was made during the first quarter of 2005, and all membership shares have been redeemed.

  F-4 - Break out accrued interest receivable in more detail on either the face of the balance sheet or in a note as to what relates to loans, mortgage-backed securities and other investment securities.

  Response: A new Note 4 on accrued interest receivable has been added to the financial statements.

  F-4 - Change the term "Capital surplus" to "additional paid in capital."

  Response: This change has been made.

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Applications Filing Room
May 5, 2005

  F-7 - Headings need to be added to Statement of Stockholders Equity table.

  Response: The headings have been added.

  F-11 - First paragraph, first line - Delete the term "methods approximating."

  Response: This change has been made.

  F-11 - (First paragraph under Loans) Provide more disclosure on how the Company handles FAS 91 related to loan fees and costs in the statements or in a supplementary response and state the material impact, if any.

  Response: The Company presently defers fees on all indirect lending and amortizes the fees on the interest method over the expected life of the loan. For all other loans, the Company has determined that the fees are approximately offset by the costs of originating the loans. These loan fees are reclassified against salaries for financial reporting purposes. Since the fees are offset by the costs of originating loans, there is no material impact of not complying completely with FAS 91 for directly originated loans. The Company is in the process of implementing a new system using Jack Henry software, which will allow the Company to amortize net loan fees in accordance with FAS No. 91, if material.

  F-15 - (Last paragraph, fourth line from bottom) Delete the term "intent and."

  Response: This change has been made.

  F-16 - Note 3 - Break out in more detail, similar to pages 63 and 72, "commercial real estate, business and multifamily" loan detail.

  Response: Note 3 has been revised to include this additional breakdown.

  Discuss in the MD∓A how the allocation of the allowance for loss has been determined on page 77.

  Response: The description of the basis for the allocation of the allowance for loss is now discussed in the MD∓A on page 63.

  F-17 - Note 5 - Break out the major deposit categories (similar to page 82) for 2004 and 2003 and also interest expense associated with each of these categories.

  Response: Note 5 (now Note 6) has been revised to include this information.

  F-17 - Note 5 - Add a statement that deposits in excess of $100,000 generally are not federally insured.

  Response: This disclosure is included in Note 6.

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Applications Filing Room
May 5, 2005

  F-19 - Note 6 - Discuss in supplementary response the appropriateness of the expected return on plan assets (7.50%) in light of current conditions.

  Response: For 2005, the rate of return at 7.50% is the average used by small to medium size employers. Larger employers use a higher rate of return. The 7.50% return is validated by the reflective performance of the funds. In 2004, the actual rate of return was 6.30%. In 2003, the return was between 5% and 6%. The expected rate of return is a long term forward looking assumption.

  F-21 - Note 9 - Disclose the tax rates associated with the table at the bottom of page F-21.

  Response: The additional tax rate disclosure is in Note 10 (formerly Note 9).

  F-22 - Note 10 - Disclose how much of the commitments to extend credit at 12/31/04 relate to fixed-rate loans and the range of the fixed rates.

  Response: The requested disclosure is below the table in Note 11 (formerly Note 10).

  F-24 and 25 - Note 12 - Add a table to reconcile GAAP to regulatory capital for 2004 and 2003.

  Response: The equity and regulatory capital reconciliation is in Note 13 (formerly Note 12). In addition, as communicated in a phone call with Roger Smith, this footnote has been revised to accurately reflect the regulatory capital requirements in effect on December 31, 2004. On that date, only the Bank was subject to OTS capital regulations. On January 1, 2005, the Company became subject to a Georgia leverage capital requirement, and the Bank to FDIC capital requirements. The note has been revised to describe the capital requirements in effect on December 31, 2004.

  F-28 - Note 15 - Disclose the amount if any of stock offering costs incurred as of 12/31/04.

  Response: You requested that we disclose in a note to the consolidated financial statements the amount, if any, of stock offering costs incurred as of December 31, 2004. The Company had not incurred any stock offering costs as of December 31, 2004, and that is now reflected in Note 16 (formerly Note 15).

          A copy of the letter responding to the comments of the Securities and Exchange Commission is included with this letter. Most of these responses are in the amended Form SB-2 Registration Statement, included in Exhibit 7 of this Amendment.

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Applications Filing Room
May 5, 2005

          Kindly date stamp the enclosed copy and return it in the enclosed self-addressed envelope. If you have any questions, please call me at 202-295-4536 or Martin L Meyrowitz at 202-295-4527.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche